SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 8 (DD)

PUBLIC DEALING DISCLOSURE BY A PARTY TO AN OFFER OR PERSON ACTING IN CONCERT (INCLUDING DEALINGS FOR THE ACCOUNT OF DISCRETIONARY INVESTMENT CLIENTS)
Rules 8.1, 8.2 and 8.4 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	Discretionary funds of Aviva plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.

Aviva Life & Pensions Ireland Limited, Aviva Life & Pensions UK Limited, Discretionary Managed Fund of Aviva Investors Global Services Limited: MLC Limited, Discretionary Managed Fund of Aviva Investors Global Services Limited: Ark Life Assurance Company Limited, Discretionary Managed Fund of Aviva Investors Global Services Limited: Aviva Investors Investment Funds ICVC (OEIC), Discretionary Managed Fund of Aviva Investors Global Services Limited: RBS Collective Investment Funds Limited

(c) Name of offeror/offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Friends Life Group Limited
(d) Status of person making the disclosure: e.g. offeror, offeree, person acting in concert with the offeror/offeree (specify name of offeror/offeree)	Offeror
(e) Date dealing undertaken:	1 April 2015
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	YES If YES, specify which: Aviva plc

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a) Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing

Class of relevant security:	Ordinary shares of no par value
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	11,728,078*	0.8323
(2) Cash-settled derivatives:	40,137,902**	2.8486
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:
TOTAL:	51,865,980	3.6809

* Discretionary Managed Funds of Aviva Investors Global Services Limited: MLC Limited; Ark Life Assurance Company Limited; Aviva Investors Investment Funds ICVC (OEIC); and RBS Collective Investment Funds Limited

** Aviva Life & Pensions Ireland Limited and Aviva Life & Pensions UK Limited

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

Details of any securities borrowing and lending positions or financial collateral arrangements should be disclosed on a Supplemental Form 8 (SBL).

(b) Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	None
Details, including nature of the rights concerned and relevant percentages:	None

3.         DEALINGS BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

(i) Party to an offer or person acting in concert (except for a principal trader in the same group as a connected adviser)

Class of relevant security	Purchase/sale	Number of securities	Price per unit
Ordinary Shares	Sale	40,137,902	£4.136

(ii) Principal trader where the sole reason for the connection is that the principal trader is in the same group as a connected adviser

Class of relevant security	Purchases/ sales	Total number of securities	Highest price per unit paid/received	Lowest price per unit paid/received

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit
Ordinary Shares	Certificate	Opening a long position	40,137,902	£4.136

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the party to the offer or person acting in concert making the disclosure and any other person:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

None

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the party to the offer or person acting in concert making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

J.P. Morgan Securities plc entered into an agreement on 1 April 2015 to sell 40,137,902 certificates to 19 Aviva funds managed by Aviva (the "Aviva Funds").  The certificates, when issued by an affiliate of J.P. Morgan Securities plc on 9 April 2015, will reference the ordinary shares of Friends Life Group Limited. The issuer of the certificates will be obliged to pay to a holder of a certificate an amount equal to the dividends paid in respect of the ordinary shares of Friends Life Group Limited during the term of the certificate and, on maturity, a cash settlement amount linked to the performance of the ordinary shares of Friends Life Group Limited during the term of the certificate.  In addition, J.P. Morgan Securities plc has entered into an agreement on 1 April 2015 to purchase 40,137,902 ordinary shares in Friends Life Group Limited from the Aviva Funds. The Takeover Panel has confirmed that neither of these dealings shall have any consequences for the purposes the Takeover Code.

(c)        Attachments

Are any Supplemental Forms attached?

Supplemental Form 8 (Open Positions)	NO
Supplemental Form 8 (SBL)	NO

Date of disclosure:	2 April 2015
Contact name:	Kirstine Cooper
Telephone number:	0207 662 6646

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service and must also be emailed to the Takeover Panel at monitoring@disclosure.org.uk.  The Panel's Market Surveillance Unit is available for consultation in relation to the Code's dealing disclosure requirements on +44 (0)20 7638 0129.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 02 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary